Dear Whole Foods Market, Inc. Shareholder,

We are writing to urge you to vote for shareholder proposal 7 on Whole Foods Market’s (WFM) 2016 proxy card on food waste reporting. This document provides an overview of the importance of food waste as well as the four main reasons why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request Whole Foods Market issue a report by August 1, 2016, at reasonable cost and omitting proprietary information, on company-wide efforts (above and beyond its existing reporting) to assess, disclose, reduce and optimally manage food waste.

Rationale for a Yes Vote:

1.	Financial Opportunities – Addressing this significant and growing problem may lead to substantial cost savings, new revenue streams and improved customer retention.

2.	Outdated and Insufficient Reporting - WFM’s last reported information on waste was from 2010/2011 and does not provide comprehensive information on food waste.

3.	Risk Management – Inadequate management of food waste poses a range of risks to WFM, including a range of reputational risks and those stemming from an evolving regulatory landscape.

4.	Opposition Statement - the Company’s opposition statement fails to address the issues we raise and demonstrates the weakness of its approach.

This proposal has been filed on behalf of clients of Trillium Asset Management, First Affirmative Financial Network and Green Century Capital Management.

Background on food waste

Approximately 40% of food produced in the U.S. goes uneaten every year.1 This alarming statistic has focused the national spotlight on the various environmental, social and economic impacts of this lost and wasted food.

There are tremendous environmental costs - food waste has been estimated to account for 23% of U.S. methane emissions2 and 4.5% of total GHG emissions.3 In addition, the production of food that is never eaten wastes 25% of U.S. freshwater and 31% of cropland.3 Globally, if food waste were a country, its GHG emissions would rank 3rd, behind only China and the U.S.4

1 Gunders, Dana. “Wasted: How America is Losing Up to 40 Percent of Its Food from Farm to Fork to Landfill.”
NRDC Issue Paper IP: 12-06-B. August 2012.
2 Gunders. Ibid.
3 ReFED. Rethink Food Waste through Economics and Data. Retrieved from www.refed.com. November 18, 2015.
4 Food and Agriculture Organization. Food Wastage Footprint: Impacts on Natural Resources. Summary Report. 2013. Accessed at http://www.fao.org/docrep/018/i3347e/i3347e.pdf . November 18, 2015.

Meanwhile, social advocacy and hunger relief organizations are rightly alarmed by the fact that 133 billion pounds of food is wasted5 while nearly 50 million Americans are food insecure every year.6 The Natural Resources Defense Council reports that reducing food waste by 15% could feed 25 million Americans annually.7

Responding to these problems, several state governments have passed laws requiring large producers of organic waste to divert this waste away from landfill, which often applies to grocery retailers.8,9 At the federal level, the Food Recovery Act was just introduced to Congress in December 2015 and is designed to reduce some of the numerous causes and impacts of food waste.10

The USDA and EPA set the first national food waste reduction target earlier this year aiming to halve food waste by 2030.11 This target was subsequently echoed by the UN in its 2030 Sustainable Development Goals.12 The Ad-council is planning to begin a campaign this spring to focus consumer attention on the need to address food waste.

Food waste, as is often the case with other forms of waste, is frequently the result of inefficient systems that add operating costs and ultimately impair shareholder value. In fact, the USDA estimated that food waste cost retailers an estimated $47 billion in 2008.13 Many of WFM’s peers are working to address food waste and have realized substantial cost savings, identified new revenue streams and increased store traffic. Simultaneously, these proactive companies are reducing their environmental impact, contributing to the fight against hunger and enhancing their image.

These converging factors make food waste a pressing challenge for any company operating in the food supply chain today. And given the magnitude and breadth of the above mentioned factors, we believe it is imperative that shareholders know how our Company is managing its food waste. Therefore, we believe shareholders should vote for this proposal asking for the Company to report on its efforts to assess, reduce, and optimally manage food waste across its operations.

5 Buzby, Jean C., Wells, Hodan F. and Hyman, Jeffrey. “The Estimated Amount, Value, and Calories of Postharvest Food Losses at the Retail and Consumer Levels in the United States.” Economic Information Bulleting Number 121. Economic Research Service. February 2014.
6 Coleman-Jensen, Alisha, Christian Gregory, and Anita Singh. “Household Food Security in the United States in 2013”. Economic Research Report Number 173. U.S. Department of Agriculture, Economic Research Service. September 2014.
7 Gunders. Ibid.
8 Website. http://www.calrecycle.ca.gov/recycle/commercial/organics/
9 Heikkinen, Niina. “Food Security: Vt. Tries to lower emissions by keeping food waste out of dumps.” www.eenews.net. July 21, 2015.
10 U.S. House of Representatives Bill 4184. Food Recovery Act of 2015. Accessed on 12/31/2015 from https://www.congress.gov/bill/114th-congress/house-bill/4184/text.
11 U.S. Department of Agriculture News Release No. 0257.15. “USDA and EPA Join with Private Sector, Charitable Organizations to set Nation’s First Food Waste Reduction Goals.” Sep. 16, 2015. Accessed at http://www.usda.gov/wps/portal/usda/usdahome?contentid=2015/09/0257.xml
12 UN Sustainable Development Goals website. https://sustainabledevelopment.un.org/sdg12.
13 Buzby, Jean C. and Hyman, Jeffrey. “Total and per capita value of food loss in the United States.” Food policy 37 (2012). Pgs. 561-570. July 20, 2012.

1.	Business Case/Opportunities

According to the USDA, food waste cost food retailers an estimated $47 billion in 2008.14 This figure demonstrates the financial significance of food waste to the grocery retail industry. Proponents are concerned that WFM may be leaving money on the table as it has not disclosed its efforts to minimize product loss, reduce costs, or to capitalize on related opportunities; this potential lost revenue is of clear interest to shareholders.

The financial benefits of addressing food waste have been demonstrated by several retailers. For example, Stop and Shop, a grocery retailer in the Eastern U.S., reportedly saved $100 million following an analysis of freshness and product loss in its perishables departments.15 This enabled Stop and Shop to offer produce that was 3 days fresher on average, which also increased customer satisfaction. Another example is the retailer Price Chopper, which conducted an assessment of waste in its bakery department and was able to reduce loss/waste by $2million and increase sales by 3% in the first year after new strategies were implemented.

While some companies have taken action to reduce the costs associated with food waste (purchasing costs, labor costs, disposal costs, etc.), others have implemented strategies to generate new sources of revenue. For example, Intermarche, Raley’s and Loblaw’s, French, American and Canadian grocery retailers respectively, are among the many companies that have launched campaigns to sell produce that doesn’t meet cosmetic standards for a discounted price – with great success. Notably, Intermarche reported a 24% increase in store traffic following launch of its campaign. There is also an online petition asking Whole Foods and Wal-Mart to start selling this so-called “ugly” produce that has garnered over 110,000 signatures to date.16 Another widely implemented strategy is to sell products that are close to their expiration date for discounted prices rather than paying to dispose of them.

These examples are only the tip of the iceberg. The EPA, NRDC, and the Food Waste Reduction Alliance (FWRA), have published “tool-kits” or reports that contain additional best practice examples and strategies that shareholders believe could add value to WFM’s food waste management and reporting approach.

Clearly, there are many strategies that Whole Foods can take to not only reduce food waste, but also to generate additional income and cut costs. As shareholders, we believe action to address food waste will be in our best interests and seek assurance of this through WFM’s reporting. A meaningful report will also help investors evaluate how management is handling this issue and allow investors to integrate that information into their decision making processes.

2.	Outdated and Insufficient Reporting

In 2012, Whole Foods reported piecemeal information on waste in its first and only “Green Mission” Report. This report introduced the Company’s programs and initiatives in 2010 and 2011. Since then, WFM has not published any new or updated information on its waste management activities. Such outdated information is not useful to shareholders in 2016; this stale reporting feels especially outdated in light of the recent developments and increased national attention focused on food waste. As such, shareholders request current information to understand how WFM is managing the risks, impacts and opportunities associated with food waste.

14 Buzby. Ibid.
15 Gunders. Ibid.
16 Website. https://www.change.org/p/whole-foods-and-Wal-Mart-stop-contributing-to-massive-food-waste-in-the-us-48d63891-457f-4496-98d7-8b6daa1ee125?recruiter=341562939&utm_campaign=signature_receipt&utm_medium=email&utm_source=share_petition.

In addition to the fact that WFM’s reported information is outdated, the content of the report does not devote sufficient attention to the specific problem of food waste. Instead, WFM’s report combines its food waste efforts, which were largely composting programs, with broader waste diversion efforts such as plastics and cardboard recycling. While food waste is certainly a part of broader waste streams, we believe the impacts of food waste are substantial enough to warrant individual attention. Therefore, we are encouraging WFM to publish a report discussing how the Company is reducing food waste, donating food to people in need, and implementing other strategies that divert food waste from landfill. This should be a separate discussion that complements WFM’s other waste and recycling reporting.

Specific food waste reporting is already practiced by many of WFM’s peers. For example, Kroger has a discussion of food waste that shows the amount of waste diverted at each tier of the EPA’s Food Waste Reduction Hierarchy. This hierarchy establishes priorities for food waste disposal methods based on environmental and social impact and is widely viewed as the preferred methodology for how to address food waste. The first priority is to reduce the amount of food waste generated, followed by donating food to hungry people, feeding animals, using food wastes for industrial uses, composting, and lastly, sending food to landfill. Kroger’s reporting includes values for the amount of food donated to hungry people, diversions to feed animals, industrial uses, and lastly composting. It also contextualizes this information by disclosing how many stores have such diversion programs – an important piece of information that WFM has not disclosed.

Similarly, Wal-Mart has a discussion of food waste in its sustainability report, which includes a corporate goal to reduce food waste in emerging market stores by 15% and in its developed market stores by 10%; both targets are to be achieved by 2015 and based on 2009 data. The fact that Wal-Mart views food waste as a subject that was important enough to set reduction targets further demonstrates the significance of the issue.

One final example is Tesco, the British retailer that has sent zero food waste directly to landfill since 2009. Tesco identifies the environmental, societal and financial impacts of food waste and also reports the strategies it uses to reduce food waste according to its own hierarchy that is very similar to the EPA’s. The Company also provides aggregate performance data about the total amount of food waste it generates, which it then incinerates or otherwise diverts from landfill.

3. Risk Management

Food waste presents various risks to WFM. Inadequate management of the environmental and social impacts of food waste presents reputational risk for WFM should stakeholders perceive the Company to be wasting resources or unnecessarily contributing to GHG emissions. Moreover, if WFM is found to be sending food to landfills rather than donating it to hungry people, this could severely damage the Company’s image in the communities in which it operates. This last example is important as other retailers report extensive donations to hunger relief organizations. For example, Target reported donating 54 million pounds of food to Feeding America in 2014, a prominent hunger relief organization.

Similarly, WFM’s lack of reporting leaves stakeholders with the perception that WFM is lagging behind peers. As noted above, Target, Kroger and Wal-Mart are among the many retailers reporting on food waste. This could impair WFM’s reputation as a responsible retailer and cost the Company sales as consumers may be more likely to shop elsewhere.

Beyond its lack of food waste reporting, Whole Foods may be seen as a laggard for lacking adequate programs to reduce food waste. Several other grocery and supermarket chains have committed to halving food waste by 2025 through their membership in the Consumer Goods Forum (i.e. Wal-Mart, Kroger, Carrefour, Marks and Spencer, Tesco, Waitrose, and Wegmans). Similarly, Target, Safeway/Albertsons, and Kroger are a part of the Food Waste Reduction Alliance, an industry led consortium working to reduce the amount of food waste sent to landfills. Because Whole Foods is not reporting on its efforts to reduce food waste, nor demonstrating action through public commitments or involvement in an industry organization, it appears as though Whole Foods is a laggard compared to more pro-active peers.

Finally, given the rapidly evolving food waste regulations at the state and federal levels, Whole Foods may incur costs or face potential regulatory action if it is not sufficiently addressing food waste. California, Massachusetts, Vermont, and Connecticut17, 18 already have laws in place requiring large generators of food waste to divert it from landfill. And the Federal Government is considering a bill now that would address the causes of food waste at a national level.19 While shareholders would like to believe that WFM is adequately positioned to stay ahead of these risks, we have no way of verifying that without an updated report from the Company.

4. WFM’s opposition statement fails to address the issues we raise.

First and foremost, WFM does not dispute the fact that it has not reported on its current efforts to manage food waste. As this is the goal of the shareholder proposal, it is telling that WFM does not address this in its opposition statement. As noted above, the Company has not reported on any efforts to reduce food waste since 2012. Therefore, at the very least, there is a clear need for updated reporting on this important topic.

In its opposition statement WFM states, “as of yearend, we were in the final stages of selecting a national waste service and tracking company, with plans to implement a management, tracking and reporting solution in 2016.” However, there is no way to assess what the Company’s “reporting solution” may look like and whether or not such a solution would contain useful information for shareholders; the Company is also allowing sufficient wiggle room to avoid reporting on food waste management in 2016 as it is only “plans to implement a management, tracking, and reporting solution in 2016.” Plans are often delayed or amended, which could prevent the Company from completing a report in 2016. Proponents believe WFM should commit to a report by summer of 2016 to prevent falling further behind more proactive peers; this step would also likely catalyze the establishment of appropriate risk management strategies.

17 http://www.calrecycle.ca.gov/recycle/commercial/organics/
18 Heikkinen, Niina. “Food Security: Vt. Tries to lower emissions by keeping food waste out of dumps.” www.eenews.net. July 21, 2015.
19 Lyons Hardcastle, Jessica. "Businesses can Save Billion by Cutting Food Waste." Environmental Leader. Dec. 18, 2015.  http://www.environmentalleader.com/2015/12/18/businesses-can-save-billions-by-cutting-food-waste/

We also question WFM’s ability to complete a “reporting solution” within 2016 based on its very weak reporting track record. For example, in WFM’s 2012 Green Mission Report, the Company had a goal for 2012 to obtain accurate metrics for its community food donation programs. Now, four years later, WFM is still working to identify a partner that will presumably be able to provide these metrics. Given this very slow execution, shareholders do not have the precedent needed to trust that WFM will execute any reporting solution in 2016.

WFM was readily able to identify some of its waste management programs, such as recycling programs, select compost programs, and food bank partnerships in its opposition statement. It also stated “The Company…remains committed to practicing and advancing various Green Mission initiatives, including diverting materials from community landfills.” Proponents of this proposal are not disputing that WFM has efforts underway to address some of the causes of food waste, we are simply asking the company to commit to providing an updated and meaningful report on these efforts and to assure shareholders that the Company has assessed and is optimally managing the risks and opportunities presented by food waste.

As WFM is already planning to hire a national waste service and tracking company and because it is clear that WFM has some food waste related programs underway, it seems unlikely that the “additional labor and expense” required to report to shareholders would be significant. The Company goes even further by stating it has “completed comprehensive waste audits to determine the sources of food waste and ways in which it can be reduced.” Surely, publishing the results of waste audits and other work that has already been completed is not a tall order.

Finally, this report would provide numerous justifiable benefits to shareholders. We believe it is reasonable to expect that the implementation of our proposal would help WFM reduce its risk profile, establish a baseline to identify cost savings and new revenue streams, and enhance the Company’s reputation with numerous stakeholders. This report would also help to address the growing gap between WFM and its more proactive peers that are already reporting on their efforts to manage food waste and setting targets to reduce this waste.

Conclusion

There is much more that WFM can do to manage its food waste on several fronts. From a financial standpoint, the Company can identify cost savings and new revenue opportunities. From environmental and social standpoints, WFM can lessen its impact and burnish its image. WFM can also stay ahead of regulatory risk by implementing effective food waste management plans. While it seems as though WFM has some programs in place to address the various impacts of food waste, its lack of current disclosure on this important topic places it in a lagging position. Reporting this information is valuable to shareholders for all of the abovementioned reasons, but in a nutshell, it provides an understanding of the Company’s efforts to best position itself from financial, reputational, environmental, and social perspectives.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

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